UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

TETRA Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13455	74-2148293
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

24955 Interstate 45 North
The Woodlands, Texas 77380
(Address of Principal Executive Offices and Zip Code)

Bass C. Wallace, Jr.		(281) 367-1983
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

FORM SD OF TETRA TECHNOLOGIES, INC.
REPORTING YEAR ENDED DECEMBER 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report of TETRA Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting year ended December 31, 2015.

Conflict Minerals Disclosure

The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report. The Conflict Minerals Report is provided on the Company’s publicly available website http://ir.tetratec.com/phoenix.zhtml?c=73435&p=irol-govHighlights. The website and the information accessible through it are not incorporated into this Specialized Disclosure Report.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Report

Exhibit Number	Description
1.01	Conflict Minerals Report of TETRA Technologies, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TETRA Technologies, Inc. (Registrant)
By:	/s/Joseph Elkhoury	May 31, 2016
	Joseph Elkhoury	(Date)
(Senior Vice President & Chief Operating Officer)

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